

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

August 26, 2008

Mr. Hyung Soon Lee
Chief Financial Officer
Lexon Technologies, Inc.
8 Corporate Park, Suite 300
Irvine, California 92606

> **Re:** **Lexon Technologies, Inc.**
> **Form 10-KSB/A for the Year Ended December 31, 2007**
> **File No. 0-24721**

Dear Mr. Lee:

We have reviewed your response letter dated August 22, 2008 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

FORM 10-KSB/A FOR FISCAL YEAR ENDED DECEMBER 31, 2007

1.	Thank you for your response dated August 22, 2008. As requested, please further amend your 10-KSB to provide management's report on internal control over financial reporting as required by Item 308T(a) of Regulation S-B.

2.	We note that in your amended 10-KSB your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 18, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by

Hyung Soon Lee
Lexon Technologies, Inc.
August 26, 2008
Page 2

the issuer is recorded, processed, summarized and **reported** within the time
periods specified in the Commission's rules and forms. In addition, as discussed
in Compliance and Disclosure Interpretation 115.02, which you can find at
http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file
management's report on Internal Control over Financial Reporting rendered your
annual report materially deficient and also rendered the company not timely or
current in its Exchange Act Reporting. In light of these facts, please explain how
you could conclude that disclosure controls and procedures were effective.
Alternatively, please further amend the 10-KSB to disclose management's revised
conclusion on the effectiveness of your disclosure controls and procedures, i.e.,
that DC&P were not effective as of the end of the fiscal year.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or me at
(202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Accounting Branch Chief